July 28, 2009

Mr. Dennis C. Hult

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Nanometrics Incorporated

Form 8-K filed April 30, 2009

Form 10-K for the fiscal year ended December 27, 2008

Filed March 27, 2009

Form 8-K/A filed August 4, 2008

File No. 0-13470

Dear Mr. Hult:

This letter sets forth the responses of Nanometrics Incorporated (the “Company”) to the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 27, 2008 (the “10-K”), the Company’s Form 8-K/A filed August 4, 2008 (the “8-K/A”), and the Company’s Form 8-K filed April 30, 2009 (the “8-K”), contained in your letter dated June 4, 2009 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 27, 2008

Management’s Discussion and Analysis, page 34

Results of Operations, page 40

Comment No. 1

We note Materials Characterization revenues decreased 34% to $19 million in 2008 over 2007 and increased 125% to $29 million in 2007 over 2006. In future filings, please expand your discussion to explain the nature of these revenues and the reasons for the significant changes therein.

Response to Comment No. 1

In future filings we will expand discussion to explain the nature of the revenues and the reasons for significant changes.

Form 8-K/A filed August 4, 2008

Exhibit 99.1

Independent Auditors’ Report, page 3

Comment No. 2

We note the auditor report issued by Brightman Almagor Zohar & Co. and dated July 30, 2008 on the consolidated statements of Tevet Process Control Technologies Ltd. as of and for the years ended December 31, 2007 and 2006. However, we see that the audit report has a qualified opinion. Please refer to SAB Topic 1 (E)(2) which indicated that such qualified opinions are not accepted in filings with the Commission. In particular, please note that financial statements that require a qualification in the accompanying audit report as to compliance with the applicable body of accounting standards do not satisfy the requirements for filings with the Commission. This is true whether the primary basis of accounting is US GAAP, home country GAAP, or IFRS. Please amend the filing to include audited financial statements that include an audit report that complies with Rule 2-02(b) of Regulation S-X.

Response to Comment No. 2

The Company will file an amended Form 8-K and the related Exhibit 99.1, which filing will include a revised auditor’s report stating that the financial statements are audited in accordance with U.S. GAAS and the opinion will be unqualified.

Comment No. 3

We note that your auditors conducted their audit in accordance with “generally accepted auditing standards, including those prescribed by the Auditors’ regulations (Auditors’ Mode of Performance) – 1973”. Please note that, as clarified by Instruction 2 to Item 8.A.2 of form 20-F, Rule 2-02 of Regulation S-X requires that financial statements, other than those required to be audited in accordance with the standards of the PCAOB (United States), must be audited in accordance with U.S. generally accepted auditing standards. Please amend the filing to include financial statements that comply with that requirement.

Response to Comment No. 3

The auditors have acknowledged that their audit was conducted in accordance with United States generally accepted auditing standards and that they will issue an updated opinion compliant with that statement.

Comment No. 4

We note the audit report includes a statement that an audit also includes assessing the accounting principles used and significant estimated made by the Company’s Board of Directors and management, as well as evaluating the overall financial statements presentation. Please tell us how the reference to the company’s board of directors is consistent with the language in a US GAAS standard audit report called for in paragraph 8 of AU Section 508. Otherwise, revise the audit report to comply.

Response to Comment No. 4

The reference to the Board of Directors will be removed in the updated opinion that will be filed.

Form 8-K filed April 30, 2009

Comment No. 5

We note disclosures herein that “Management uses EBITDA, which excludes costs associated with acquisitions, asset impairments, restructuring and other special items, to evaluate the company’s operating and financial results”. Release 34-47226 describes EBITDA as “earnings before interest, taxes, depreciation and amortization.” “Earnings” is intended to mean net income as presented in the statement of operations under US GAAP Measures that are calculated differently than those described as EBITDA in the release should not be characterized as “EBITDA.” Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. Refer to Question 14 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings as necessary based on our comment.

Response to Comment No. 5

We will revise future filings as necessary to use the term Non-GAAP operating income (loss), rather than EBITDA, to describe financial results that exclude costs associated with acquisitions, asset impairments, restructuring and other items.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact the undersigned at (408) 545-6145 or Harold DeGraff of Perkins Coie LLP at (650) 838-4449.

Very truly yours,

/s/ James P. Moniz
James P. Moniz
Chief Financial Officer

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